Exhibit 99.2

BURNING ROCK BIOTECH LIMITED

NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 23, 2025

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”) will be held on December 23, 2025 at 10:30 a.m. (local time) at the Company’s Shanghai office at 6/F, Building 10C, Pujiang Smart Plaza, No. 2168 Chenhang Highway, Minhang District, Shanghai for the following purposes:

1.

as an ordinary resolution, THAT the appointment of Ernst & Young Hua Ming LLP as auditor of the Company for the fiscal year ending December 31, 2025 be ratified and that the directors of the Company be authorized to determine the remuneration of the auditor;

2.	as an ordinary resolution, THAT Feng Deng and Licen Lisa Xu be re-elected as directors of the Company. The resume of each of Mr. Deng and Dr. Xu are attached hereto as Exhibit A; and

3.

as an ordinary resolution, THAT each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

RECORD DATE

The board of directors of the Company has fixed the close of business on December 1, 2025 (New York time) as the record date for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s Class A ordinary shares or Class B ordinary shares, each with a par value of US$0.0002 per share, at the close of business on the record date will be entitled to attend the annual general meeting and any adjournment or postponement thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on December 1, 2025 (New York time) (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Class A ordinary shares or Class B ordinary shares as of the record date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM.

Any holder of Class A ordinary shares or Class B ordinary shares and any duly appointed proxy or corporate representative of a holder of ordinary shares, or any other person claiming a right to attend the AGM, must be, and must appear to be healthy to attend the AGM both at the point of entry and throughout the proceedings of the meeting. Any person who is not in such condition at all relevant times, or who does not comply with any precautionary measures being implemented, in each case in the reasonable view of any officer or agent of the Company, may be refused entry to the AGM, or may be instructed to leave the AGM at any time. All officers and agents of the Company reserve the right to refuse any person entry to the AGM, or to instruct any person to leave the AGM, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

FORM OF PROXY AND ADS VOTING

If you are a holder of our Class A ordinary shares or Class B ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to No.5 Xingdao Ring Road North, International Bio Island, Guangzhou, Attention: Xiaozhi Hu, Senior Director in Finance, by email to xiaozhi.hu@brbiotech.com as soon as possible and in any event no later than 10:00 a.m. December 16, 2025 (New York time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, CITIBANK, N.A., (the “Depositary”) will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the Depositary. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the Depositary, and the Depositary must receive your voting instructions in the manner and on or before the date specified (the “ADS Voting Instructions Deadline”). Voting at any meeting of shareholders is by show of hands unless a poll is demanded. In the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct CITIBANK N.A.— HONG KONG (the “Custodian”) to vote all shares in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the shares in accordance with the voting instructions received from the holders of ADSs. The Depositary will only vote or attempt to vote as you instruct and as further described below. Please note that if the Depositary does not receive instructions from a holder as of the Record Date on or before the ADS Voting Instructions Deadline and voting is by poll, such holder shall be deemed, and the Depositary shall deem such holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the shares, provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of shares may be adversely affected. The Depositary will not itself exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Yusheng Han
Yusheng Han Chairman of the Board of Directors

Date: December 1, 2025

Exhibit A

Resume of Candidates for Directors

Mr. Feng Deng has served as our director since August 2016. Mr. Deng has over 20 years of experience in venture capital, computer science and telecommunication industry. He founded Northern Light Venture Capital in January 2006 and served as its founding managing partner, focusing on investment in technology, media and telecom, or TMT, clean technology, healthcare and consumer sectors. From February 2004 to February 2005, he served as the vice president in strategy in Juniper Networks. From October 1997 to February 2004, Mr. Deng served as the vice president in engineering, chief strategy officer and a director of NetScreen Technologies Inc. Prior to NetScreen, he worked at Intel Corporation as a systems architect from July 1993 to October 1997. He holds a bachelor’s and a master’s degree in electronic engineering from Tsinghua University, a master’s degree in computer engineering from the University of Southern California, and a Master of Business Administration degree from the Wharton Business School of the University of Pennsylvania.

Dr. Licen Lisa Xu has served as our independent director since June 2022. Dr. Xu has 17 years of experience in driving the productization and lifecycle for life science and biomedical products, from product concept and research to development and commercialization. She is the chief commercial officer of FlashDx Inc., a molecular diagnostics sample-to-answer solution company, and an independent board member of Ribbon Biolab, a company specialized in the production of synthetic DNAs. Dr. Xu served as a vice president on strategic product management and lifecycle management at Roche Diagnostics, a subsidiary of Roche Holding AG for the development of diagnostic tests, instruments and digital solutions, and a vice president on strategic marketing and product management at Illumina Inc. Dr. Xu has a Ph.D. degree in molecular biology from University of Zurich and a master of science degree in biophysics from Tsinghua University, and completed the business executive education program from Wharton Business School, University of Pennsylvania.